UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

Except where otherwise noted, all currency amounts are stated in United States dollars.

September 8, 2024

METHANEX CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE OCI GLOBAL’S INTERNATIONAL METHANOL BUSINESS FOR $2.05 BILLION
•    Unique opportunity to acquire world-scale producing methanol assets with access to robust North American natural gas feedstock
•    Aligns with Methanex’s strategic priorities and value-creation strategy
•    Acquisition expected to be immediately accretive to free cash flow per share
•    OCI to hold a 13 percent ownership interest upon closing

VANCOUVER, British Columbia (September 8, 2024) – Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that it has entered into a definitive agreement to acquire OCI Global’s (“OCI”) international methanol business for $2.05 billion. The transaction includes OCI’s interest in two world-scale methanol facilities in Beaumont, Texas, one of which also produces ammonia. The transaction also includes a low-carbon methanol production and marketing business and a currently idled methanol facility in the Netherlands.

“This is a unique opportunity to create value by acquiring two highly attractive North American methanol assets that will further strengthen our global production base and we expect it will be immediately accretive to free cash flow per share,” said Rich Sumner, President and Chief Executive Officer of Methanex. “The Beaumont plants benefit from access to North America’s abundant and favourably-priced supply of natural gas feedstock, and are expected to increase our global methanol production by over 20 percent.”

“We believe the transaction will provide significant long-term value to Methanex shareholders while aligning with our strategic objectives of industry leadership, operational excellence, and financial resiliency,” said Mr. Sumner. “From an operating perspective, we have a shared culture of safety and operational excellence, and we expect the OCI team will help us build new skills in ammonia while enhancing our capabilities in the evolving business of low carbon methanol production and marketing.”

Nassef Sawiris, Executive Chairman of OCI, added, “We are pleased with the opportunity to achieve a significant ownership position and are highly confident in Methanex’s ability to create enduring value for shareholders. As the global leader committed to safety and operational excellence, we identified Methanex as the natural owner of OCI Methanol at the outset of our strategic process, which we initiated in the spring of 2023.”

Strategic fit that enhances Methanex’s asset portfolio
OCI’s methanol business enhances Methanex’s asset portfolio with highly attractive assets in a low-risk jurisdiction that has an ample and economic supply of feedstock natural gas.

As part of the transaction, Methanex expects to achieve approximately $30 million of annual cost synergies from lower logistics costs and lower selling, general and administrative expenses. Methanex anticipates low integration costs because of OCI’s similar operating model and expects that additional value can be obtained by applying its global expertise and extensive operational experience to the OCI assets. Methanex plans to integrate key operational practices at the facilities and will incorporate the OCI assets into its global risk-based management processes including turnaround and capital planning post-closing.

OCI’s ammonia production, while modest compared with its methanol production, provides Methanex with a low-risk entry into a new and synergistic commodity in an adjacent and complementary segment to methanol with similar feedstock-based advantages. In addition to industrial and agricultural uses, ammonia has low-carbon alternative fuel capabilities for power generation and as a marine fuel and is a revenue diversification opportunity for Methanex.

Dean Richardson, Senior Vice President, Finance & Chief Financial Officer of Methanex, said, “We expect the acquisition to add incremental annual Adjusted EBITDA of $275 million to our expected run-rate Adjusted EBITDA of $850 million at a $350/MT realized methanol price1. We remain firmly committed to maintaining financial flexibility and have in place a robust financing plan that will support de-levering to our target range of 2.5 to 3.0 times debt/Adjusted EBITDA within approximately 18 months from closing, assuming an average realized price of $350/MT. The plan includes the repayment of our $300 million bond as scheduled in December 2024.”

Ahmed El Hoshy, CEO of OCI, said, “This is an outstanding strategic fit for Methanex. We look forward to working closely with Methanex’s management to fully integrate the business after closing, and to ensure continuity and successful stewardship of the business.”

As part of the transaction, Methanex will acquire the following:
•A methanol facility in Beaumont, Texas with an annual production capacity of 910,000 tonnes of methanol and 340,000 tonnes of ammonia. This plant was restarted in 2011 and since that time the plant has been upgraded with $800 million of capital for full site refurbishment and debottlenecking.
•A 50 percent interest in a second methanol facility also in Beaumont, Texas, operated by the joint venture Natgasoline LLC (“Natgasoline”). The Natgasoline plant was commissioned in 2018 and has an annual capacity of 1.7 million tonnes of methanol, of which Methanex’s share will be 850,000 tonnes.
•OCI HyFuels, which produces low-carbon methanol and sells industry-leading volumes with trading and distribution capabilities for renewable natural gas (RNG). With nine years of experience in the low-carbon methanol business and with an array of blue-chip customers, this will enhance Methanex’s existing Low Carbon Solutions function with additional expertise in this developing segment.
•A methanol facility in Delfzijl, Netherlands with an annual capacity to produce 1 million tonnes of methanol. This facility is not currently in production due to unfavourable pricing for natural gas feedstock.

Purchase price
Under a definitive agreement with OCI, the $2.05 billion purchase price will consist of $1.15 billion in cash, the issuance of 9.9 million common shares of Methanex valued at $450 million (based on a $45 per share price) and the assumption of $450 million in debt and leases. The purchase price implies a multiple of 7.5 times Adjusted EBITDA at a $350/MT realized methanol price, including anticipated synergies. The world-scale North American operating assets have been acquired below reinvestment economics of brownfield or greenfield capacity.

After the transaction Methanex will have approximately 77 million shares outstanding, of which OCI will own approximately 13 percent. Methanex intends to fund the cash consideration of the transaction through a combination of cash on hand and new debt issuance. The Company has obtained a fully committed debt financing package from Royal Bank of Canada to support the transaction.

Next Steps
Closing of the transaction is expected in the first half of 2025. The transaction has been approved by the boards of directors of both companies and is subject to receipt of certain regulatory approvals and other closing conditions including TSX approval for the issuance of Methanex shares to OCI.

The transaction is also subject to approval by a simple majority of the shareholders of OCI. The largest shareholder of OCI, has signed an agreement to vote for the transaction.

There is currently a legal proceeding between OCI and its Natgasoline joint venture partner over certain shareholder rights. The obligation of Methanex to purchase OCI’s 50% stake in Natgasoline is subject to the resolution of this legal proceeding. If it is not settled within a certain period, Methanex has the option to carve out the purchase of the Natgasoline joint venture and close only on the remainder of the transaction. If Methanex elects to complete the transaction on a carved out basis, it will retain the right to acquire OCI’s joint venture interest for a specified period thereafter at its sole option. Approximately 40% of the gross transaction and operating metrics are attributable to Natgasoline. Substantially all the debt in the total transaction is attributable to Natgasoline.

Advisors
Methanex’s financial advisors for the transaction were Deutsche Bank and RBC Capital Markets. McCarthy Tétrault LLP, Baker McKenzie LLP, Loyens & Loeff N.V. and Reed Smith LLP acted as legal counsel for Methanex. Deutsche Bank and RBC Capital Markets provided fairness opinions to Methanex’s Board of Directors.

Conference call and webcast
A conference call for investors and analysts will be hosted on September 9, 2024 at 6 am PST/ 9am EST. A presentation outlining the transaction and details on how to access the conference call will be available on the Investor Relations page of our website.

About Methanex
Methanex is a Vancouver-based, publicly traded company and is one of the world’s largest suppliers of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Cautionary Statements Regarding Forward-Looking Information
The information in this press release contains certain forward-looking statements, including within the meaning of applicable securities laws in Canada and the United States. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “continue”, “demonstrate”, “expect”, “may”, "call for", “can”, “will”, “believe”, “would” and similar expressions and include statements relating to, among other things: the expected benefits of the transaction, including benefits related to anticipated synergies and commodity diversification; expected increase and potential upside in our global methanol production; our debt reduction and deleveraging plans; increased methanol production and its anticipated impact on our financial profile; integration costs; anticipated synergies and our ability to achieve such synergies following closing of the transaction; integration plans, including incorporating acquired assets into our global risk-based management processes; near-term target markets; and the anticipated closing date of the transaction.

Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including future expectations and assumptions concerning the receipt of all regulatory approvals required to complete the transaction; our ability to realize the expected strategic, financial and other benefits of the transaction in the timeframe anticipated or at all; integration costs, logistics costs and general and administrative expenses associated with the transaction; the average realized price per metric ton of methanol; our continued access to export shipping channels, the cost and supply of natural gas feedstock in North America; production capacity levels of acquired assets and facilities and subsequent increase in our methanol production; the industrial and agricultural uses of ammonia; the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives; our ability to procure natural gas feedstock on commercially acceptable terms; the availability of committed credit facilities and other financing; absence of a material negative impact from major natural disasters; absence of a material negative impact from changes in laws or regulations; and absence of a material negative impact from political instability in the countries in which we operate. Readers are cautioned that the foregoing lists of factors are not exhaustive.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those that impact our ability to complete and generate the expected benefits of the transaction and risks and uncertainties attendant producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including risks and uncertainties related to the receipt of regulatory approvals; our ability to complete or otherwise realize the anticipated benefits of the transaction within the anticipated timeframe or at all; our ability to successfully integrate the acquired business into our existing business and the cost and timing of such integration;; changes in future commodity prices relative to our anticipated forecasts; conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of natural gas, coal, oil and oil derivatives; our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations; future production growth opportunities; our ability to carry out corporate initiatives and strategies; actions of competitors, suppliers and financial institutions; conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements; competing demand for natural gas, especially with respect to any domestic needs for gas and electricity; actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; ability to comply with current and future environmental or other laws; import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements; other risks identified in our Second Quarter 2024 MD&A.

Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law.

Footnote 1: Illustrative Adjusted EBITDA capabilities assumptions (non-GAAP measures)
Note that Adjusted EBITDA is a forward-looking non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

For a description and historical Adjusted EBITDA for Methanex Corporation, refer to Additional Information - Non-GAAP Measures in the Company’s 2023 Annual MD&A and Second Quarter 2024 MD&A.

Adjusted EBITDA reflects Methanex’s proportionate ownership interest. Methanex production is based on plants operating at full capacity except for Chile (1.25 mmt), New Zealand (1 mmt) and in Trinidad, Titan operating at full rates and Atlas idled. We target to hedge ~70% of our existing North American natural gas requirements. The unhedged portion of our North American natural gas requirements are purchased under contracts at spot prices. Estimates assume Henry Hub natural gas price of ~$3.50/mmbtu based on forward curve. Gas contracts outside of North America are methanol sharing contracts with a base price for natural gas plus sharing as methanol prices increase.

Adjusted EBITDA reflects OCI’s proportionate ownership interest. OCI’s production is based on the Beaumont and Natgasoline plants operating at 90% operating rates. This includes ammonia production from Beaumont. Natural gas costs are assumed to be 100% unhedged and assume Henry Hub natural gas price of ~$3.50/mmbtu based on the forward curve.

Run-rate Adjusted EBITDA figures include ~$30M of cost synergies from logistics optimization and SG&A improvements including from the expected optimization of methanol storage capacity.
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For further information, contact:

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Methanex Media Inquiries
Jim Fitzpatrick
Director, Communications
Methanex Corporation
604-895-5359

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 8, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary